UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 05, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED - RESULTS OF THE 77th ANNUAL
GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
RESULTS OF THE 77th ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the
Company held on Tuesday, 4 May 2021 (“Annual General Meeting”), all the ordinary and special resolutions, as set out in the 2020 Notice of Annual General Meeting and summarised financial information for the year ended 31 December 2020, were passed by the requisite majority of votes of shareholders present by way of electronic communication or represented by proxy.

The total number of shares voted by way of electronic communication or by proxy at the Annual General
Meeting was 319,048,466 ordinary shares (“Shares”) representing 76% of AngloGold Ashanti’s issued share capital as at Friday, 23 April 2021, being the Voting Record Date.

The voting results were as follows:
1.
Ordinary resolution 1 - Re-election of directors
Total Shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
1.1 Mr AM Ferguson
99.12 0.88 318,278,208 76.28 0.18
1.2 Mrs KC Ramon
99.98 0.02 315,727,312 0.80 75.66
1.3 Mr JE Tilk
90.07 9.93 318,276,594 76.28 0.18

2.

Ordinary resolution 2 – Election of a director
Total Shares voted
Shares
abstained
Director For (%) Against (%) Number %
(1)
%
(1)
2.1 Dr KOF Busia
99.12 0.88 318,232,963 76.26 0.20

3.
Ordinary resolution 3 – Appointment of Audit and Risk Committee members
Total Shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
3.1 Mr AM Ferguson 99.16 0.84 318,273,912 76.27 0.19
3.2 Mr R Gasant
96.70 3.30 318,274,455 76.27 0.19
3.3 Ms NVB Magubane 99.21 0.79 318,277,609 76.28 0.18
3.4 Ms MC Richter 99.17 0.83 318,279,153 76.28 0.18
3.5 Mr JE Tilk 98.33 1.67 318,274,367 76.27 0.19

4.

Ordinary resolution 4 - Reappointment of Ernst & Young Inc. as auditors of the Company
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
76.40 23.60 318,300,840 76.28 0.18

5.

Ordinary resolution 5 - General authority to directors to allot and issue ordinary shares
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
90.05 9.95 318,267,438 76.27 0.19

6.

Ordinary resolution 6 – Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report
Total Shares voted
Shares
abstained
For (%) Against (%) Number %
(1)
%
(1)
6.1 Remuneration Policy
95.30 4.70 318,126,253 76.24 0.22
6.2 Implementation Report
86.34 13.66 318,133,872 76.24 0.22

7.

Special resolution 1 – Remuneration of non-executive directors
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
98.89 1.11 318,104,800 76.23 0.23

8.

Special resolution 2 - General authority to acquire the Company’s own Shares
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.87 0.13 318,194,905 76.26 0.20

9.
Special resolution 3 - General authority for directors to issue for cash, those Shares which the directors are authorised to allot and issue in terms of ordinary resolution 5
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
89.48 10.52 318,239,039 76.27 0.19

10.

Special resolution 4 - General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.14 0.86 318,113,601 76.24 0.22

11.

Ordinary resolution 7 - Directors’ authority to implement special and ordinary resolutions
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.95 0.05 318,121,938 76.24 0.22

(1)
Expressed as a percentage of 417,272,839 AngloGold Ashanti Shares in issue as at Friday, 23 April 2021, being the Voting Record Date.

ENDS

Johannesburg
5 May 2021
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman

+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 05, 2021
By: /s/ MML MOKOKA________
Name: MML Mokoka
Title: Company Secretary